July 12, 2018

Via EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Christopher Edwards Ada D. Sarmento

Re:	Innovate Biopharmaceuticals, Inc.
Registration Statement on Form S-3
Filed March 15, 2018
File No. 333-223669

Acceleration Request

Requested Date:	July 13, 2018
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovate Biopharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-223669) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Re: Innovate Biopharmaceuticals, Inc.

July 12, 2018

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (858) 350-2392 or via email at thornish@wsgr.com.  If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Thomas E. Hornish via facsimile at (858) 350-2399.

Please direct any questions or comments regarding this acceleration request to Thomas E. Hornish at (858) 350-2392.

Sincerely,

INNOVATE BIOPHARMACEUTICALS, INC.

By:	/s/ Jay P. Madan
Jay P. Madan
President

cc:	Thomas E. Hornish, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation